12011720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53024

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

ACER INVESTMENT GROUP, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 CLAREMONT ROAD

(City)	(State)	(Zip Code)
BERNARDSVILLE,	**NEW JERSEY**	**07924**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN GOLDMAN, CFO **(516) 759 - 8474**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *ROBERT N. CREMA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *ACER INVESTMENT GROUP, LLC, as of DECEMBER 31, 2011,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

MANAGING MEMBER
Title

X ____________________
Notary Public

SANDRA S BALIATICO
Commission # 2382919
Notary Public, State of New Jersey
My Commission Expires
June 02, 2014

*This report*** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACER INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ACER INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 3,695,944
Due from brokers	29,653
Accounts receivable	6,500
Fixed assets, net of accumulated depreciation of $39,160 (Note 2(d))	23,726
Prepaid expenses	24,378
Other assets	30,819
Total assets	$ 3,811,020

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 114,360
Payable to members	2,787,500
Total liabilities	2,901,860
Commitments and Contingencies (Note 6)	
Capital (Note 8)	909,160
Total liabilities and capital	$ 3,811,020

The accompanying notes are an integral part of this statement.

ACER INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1- Nature of Business

Acer Investment Group, LLC, a limited liability company (The "Company") is a broker/dealer in securities, registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange.

The "Company" operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Income Taxes***
Income taxes are not payable by, nor provided for, the Company. Members are taxed individually on their share of company earnings for federal and state income tax purposes.

e) ***Depreciation***
Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) ***Subsequent Events***
The company has evaluated events and transactions that occurred between December 31, 2011 and February 2, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Major Service Providers

The Company currently has two service provider relationships. One relationship accounts for 62% of total dividend finders' fees.

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2011, are summarized as follows:

Equipment	$ 59,540
	59,540
Less: Accumulated depreciation	(39,160)
	20,380
Artwork carried at cost, and, not depreciated	3,346
	$ 23,726

Note 5 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $25,000 for the year ended December 31, 2011. The Company's liability to the plan for the year ended December 31, 2011, was $-0-.

Note 6 - Commitments and Contingencies

Office Lease
The Company leases two premises under leases expiring October 31, 2014 and July 31, 2013. At December 31, 2011, the minimum rental commitment before escalations under the leases is as follows:

Year	Amount
2012	$69,072
2013	$60,817
2014	$41,050

Note 7 - Related Party Transactions

The Company entered into an agreement with a Class A member whereby the member would become a Class C member in exchange for $4,950,000. This payout is contingent upon the profitability of the Company, as it is paid from profits, in annual installments. The Class C member is entitled to receive the first

Note 7 - Related Party Transactions (continued)

$400,000 of profits each year. The remaining Class A members will receive the next $800,000 of profits, after which the class C member is then entitled to receive 24.5% of any remaining profits, not to exceed a total of $1,250,000 and at the discretion of the remaining Class A members, the Class C member may be paid additional amounts. As of December 31, 2011, the Class C member has received a total of $4,528,589 with $1,254,018 paid to him in 2011, and included in expenses. In addition, the Class C member is paid interest at a rate of 3% annually on the outstanding balance.

The Company has dealings with various companies (collectively the "affiliates") that are related through common ownership.

The Company paid approximately $315,000 to the affiliates for consulting fees.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital of $823,519 was $629,965 in excess of its required net capital of $193,554. The Company's net capital ratio was 352.37%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Acer Investment Group, LLC
75 Claremont Road, Suite 309
Bernardsville, NJ 07924

We have audited the accompanying statement of financial condition of Acer Investment Group, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acer Investment Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2012